UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.)*


                             TRIPATH IMAGING, INC.
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                               (Name of Issuer)

                   Common Stock (par value $0.01 per share)
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                        (Title of Class of Securities)

                                   896942109
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                                (CUSIP Number)

                           Jeffrey S. Sherman, Esq.
                         Becton, Dickinson and Company
                                1 Becton Drive,
                       Franklin Lakes, New Jersey 07417
                                (201) 847-6800

                                   Copy to:
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                             Mario A. Ponce, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               August 14, 2006
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            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896942109


   1      NAME OF REPORTING PERSON Becton, Dickinson and Company
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 22-0760120

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /__/
                                                                      (b) /__/

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

          WC
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey
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                           7   SOLE VOTING POWER
      NUMBER OF
       SHARES                       2,500,000
BENEFICIALLY OWNED BY
       EACH                8   SHARED VOTING POWER
    REPORTING
     PERSON                            0
      WITH
                           9   SOLE DISPOSITIVE POWER

                                    2,500,000

                          10  SHARED DISPOSITIVE POWER

                                       0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,500,000
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.5%
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   14     TYPE OF REPORTING PERSON

                   CO
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


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of TriPath Imaging Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 780 Plantation Drive, Burlington, North Carolina 27215.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Becton, Dickinson and Company, a New Jersey corporation ("BD"). BD is a medical technology company engaged principally in the manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD's executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and its telephone number is (201) 847-6800.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of BD is set forth on Schedule A hereto.

         During the past five (5) years, neither BD nor, to the best knowledge of BD, any of the other persons listed on Schedule A attached hereto, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 31, 2001, pursuant to a Securities Purchase Agreement, dated as of July 31, 2001, between the Issuer and BD, the Issuer issued 2,500,000 shares of Common Stock to BD for an aggregate purchase price of $25,000,000. The funds used by BD for the purchase price were derived from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         BD has elected to convert its filing on Schedule 13G, filed with the Securities and Exchange Commission (the "SEC") on August 8, 2001, into a filing on this Schedule 13D to reflect its decision on August 14, 2006 to submit to the Issuer's Board of Directors a letter, dated August 14, 2006 (the "Proposal Letter") containing a non-binding proposal to acquire all of the issued and outstanding Common Stock of the Issuer, that BD does not currently own, at a valuation of $9.25 per share in cash in a merger transaction (the "Proposal"). The Proposal also contemplates the payment of such cash consideration to all holders of existing options, stock appreciation rights and warrants granted by the Issuer. The Proposal Letter is filed herewith as
Exhibit 7.01 and is incorporated herein by reference.

         The Proposal is conditioned upon, among other things, the negotiation of mutually acceptable definitive documents and satisfactory completion of confirmatory due diligence. The Issuer is currently evaluating the Proposal and the Proposal Letter shall not create any agreement, arrangement or understanding between BD or any other parties with respect to the Issuer or the Issuer's Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time, if any, as definitive documentation and any agreement, arrangement or understanding has been approved and thereafter executed by BD, the Issuer and all other appropriate parties. Any proposed transaction would require the approval of the Issuer's board of directors and stockholders and BD's board of directors. BD beneficially owns approximately 6.5% of the total outstanding Common Stock of the Issuer entitled to vote on any merger agreement, and, if and when a final proposal from BD is submitted to the stockholders of the Issuer for their approval, intends to vote for such proposal.

         If an acquisition of the Issuer is consummated by BD, BD contemplates that the Common Stock of the Issuer would be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934. It is further contemplated that, subsequent to an acquisition, the composition of the Issuer's Board of Directors would be changed in a manner to be determined at a later date.

         In connection with the Proposal, BD intends to review on a continuing basis its investment in the Issuer. BD may seek to influence management or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer, including having the Issuer take action to facilitate consummation of the Proposal. Subject to compliance with applicable law, BD may decide to increase its investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, other investments and business opportunities available to BD, general stock market and other conditions, tax considerations and other factors. Alternatively, subject to market conditions and other considerations, BD may sell all or a portion of its securities of the Issuer in the open market, in privately negotiated transactions, through a public offering or otherwise. From time to time, BD may also, subject to compliance with applicable law, communicate with other stockholders of the Issuer in furtherance of the transactions contemplated by the Proposal, including soliciting stockholders of the Issuer to vote in favor of the Proposal.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BD is the beneficial owner of 2,500,000 shares of Common Stock of the Issuer representing approximately 6.5% of the total outstanding Common Stock of the Issuer.

         (b) Except as otherwise set forth herein, neither BD nor any other person controlling BD nor, to the best knowledge of BD, any of the persons named in Schedule A hereto has any sole or shared power to vote or direct the vote of any shares of Common Stock of the Issuer nor sole or shared power to dispose of or direct the disposition of any shares of Common Stock of the Issuer.

         (c) Except as set forth herein, no transaction relating to shares of Common Stock of the Issuer has been effected during the past 60 days by BD, any other person controlling BD or, to the best knowledge of BD, any of the persons named on Schedule A hereto.

         (d) Pursuant to a Profit-Sharing Agreement, dated as of July 31, 2001 between BD and Millennium Pharmaceuticals, Inc., a Delaware corporation ("MPI"), MPI is entitled to receive a portion of any dividends received by BD with respect to the shares of Common Stock of the Issuer covered by this
Schedule 13D, as well as a portion of any net gain realized by BD in connection with any disposition of any of such shares. MPI has no right to direct the voting or disposition of such shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibit
7.01 are hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01  Proposal Letter

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2006







                                BECTON, DICKINSON AND COMPANY



                                By:/s/ Dean Paranicas
                                   --------------------------
                                   Name:  Dean Paranicas
                                   Title: Vice President, Corporate Secretary
                                          Public Relations

                                                                     Schedule A

                       Executive Officers and Directors
                                      of
                         Becton, Dickinson and Company


         The name and present principal occupation of each of the directors and executive officers of BD are set forth below. Unless otherwise stated each person is a citizen of the United States and each person's business address is 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, telephone number (201) 847-6800.




Name, Business Address           Present Principal Occupation or Employment
------------------------         ------------------------------------------
Edward J. Ludwig(1)              Chairman of the Board, President and Chief
                                 Executive Officer of BD
Donna M. Boles                   Senior Vice President--Human Resources of BD
Gary M. Cohen                    Executive Vice President of BD
John R. Considine                Senior Executive Vice President and Chief
                                 Financial Officer of BD
Vincent A. Forlenza              Executive Vice President of BD
William A. Kozy                  Executive Vice President of BD
Jeffrey S. Sherman               Senior Vice President and General Counsel of BD
David T. Durack                  Senior Vice President, Corporate Medical
                                 Affairs of BD
Patricia B. Shrader              Senior Vice President, Corporate Regulatory and
                                 External Affairs of BD
Alfred John Hanson               Executive Vice President of BD
Willard J. Overlock, Jr.         Director of BD
Bertram L. Scott                 Director of BD, President and Chief Executive
                                 Officer of TIAA-CREF Life Insurance Company and
                                 Executive Vice President of TIAA-CREF
Henry P. Becton, Jr.             Director of BD, President of WGBH Educational
                                 Foundation
Edward F. DeGraan                Director of BD
James F. Orr                     Director of BD, Chairman and Chief Executive
                                 Officer of Convergys Corporation
Margaretha af Ugglas             Director of BD
(Swedish Citizen)
Basil L. Anderson                Director of BD
Gary A. Mecklenburg              Director of BD, President and Chief Executive
                                 Officer of Northwestern Memorial HealthCare
James E. Perrella                Director of BD
Alfred Sommer                    Director of BD, Professor of International
                                 Health, Epidemiology and Ophthalmology at
                                 The Johns Hopkins University Medical School
                                 and the Bloomberg School of Public Health
Adel A. F. Mahmoud               Director of BD





(1) Director of BD